January 10, 2014
CONFIDENTIALLY VIA EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Scot Foley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	1347 Property Insurance Holdings, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted December 6, 2013
CIK No. 0001591890
Dear Mr. Riedler and Mr. Foley:
On behalf of 1347 Property Insurance Holdings, Inc. (the “Company” or “1347”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated January 3, 2014, relating to the Company’s Draft Registration Statement on Form S-1 submitted confidentially with the Commission on December 6, 2013 (the “Draft Registration Statement”).
The Company is concurrently filing via EDGAR the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering by hand a hard copy of this letter together with courtesy copies of the Registration Statement marked to show changes from the Draft Registration Statement.
For ease of review, we have set forth below each of the numbered comments of your letter in bold font and the Company’s responses thereto. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

General

1.	We note that you have yet to submit any of your exhibits. Please be advised that we may have further comments upon examination of these exhibits once they have been submitted by amendment.

Response: The Company has included certain exhibits with the Registration Statement and understands that the Staff may have further comments upon examination of these and future exhibits once they have been filed.

2.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company has included all graphic, visual or photographic information in the Registration Statement, and acknowledges that the Staff may have comments regarding this material.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company notes the Staff’s comment and in response states that (i) no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering.

Table of Contents

4.
Please remove the statement “(w)e have not independently verified any third-party information, and our internal data have not been verified by any independent source.” It is not appropriate to either directly or indirectly disclaim liability for any of the information included in your registration statement.

Response: The Company has removed the statement from the Registration Statement.

Our Corporate Structure, page 2

5.	Please expand the diagrams here and on page 37 to include the entities that currently hold your equity securities both directly and indirectly.

Response: The Company has expanded the diagrams on pages 2 and 38 to include all of the entities that currently hold the Company’s equity securities both directly and indirectly.

Prospectus Summary
Our Market, page 3

6.
In this discussion please state explicitly that it has been your practice to date to participate in the “take-out” program administered by Citizens and that you have assumed approximately 6,800 policies through this program.

Response: The Company has revised the disclosure in the Registration Statement to state explicitly that it has been the Company’s practice to date to participate in the “take-out” program administered by Citizens and that the Company has approximately 6,000 policies in-force obtained through this program.

7.
Of the approximate 5,600 insurance policies you held as of September 30, please indicate here and wherever appropriate in your Business section, the percentage assumed through Citizens and the percentage originated through your independent agents.

Response: The Company has revised and updated its disclosure throughout the Registration Statement to indicate that approximately 52% and 48% of the approximately 11,500 insurance policies held by the Company as of December 31, 2013 were assumed through Citizens and originated through the Company’s independent agents, respectively.

Additional Considerations, page 5

8.	Please change the title of this sub-heading to “Risks Associated with Our Business” and make the same change regarding the corresponding disclosure on page 47.

Response: The Company has changed the title of the sub-headings as requested by the Staff.

Investment Prior to the Offering, page 5

9.
Please expand this section, similar disclosure on pages 47 and 56 and wherever else in the prospectus you describe this investment, to disclose the approximate percentage of ownership of your common shares that Fund Management Group LLC would hold if all the preferred shares were converted and all warrants exercised immediately after completion of your public offering.

Response: The Company has expanded its disclosure throughout the Registration Statement to provide for the disclosure of the approximate percentage of ownership of the Company’s common shares that Fund Management Group LLC would hold if all the Preferred Shares were converted and all warrants underlying such Preferred Shares were exercised immediately after completion of the Company’s initial public offering once such amount is calculable.

10.
Please expand this section, similar disclosure on page 47 and 56 and wherever else in the prospectus you describe this investment, to disclose the title of the preferred shares to be issued. Also, file the Certificate of Designations of the preferred stock you will issue to Fund Management Group LLC and the agreement related to the issuance of the preferred stock as exhibits to the registration statement.

Response: The Company has disclosed that the title of the preferred shares to be issued is “Series A Convertible Preferred Shares” and the Company will file the Certificate of Designation of the Series A Convertible Preferred Shares and the Series A Convertible Preferred Shares Purchase Agreement, which is the agreement related to the issuance of the Series A Convertible Preferred Shares, as exhibits to an amendment to the Registration Statement.

11.
Please expand this section, similar disclosure on page 47 and 56 and wherever else in the prospectus you describe this investment, to disclose that the purpose of this investment is to settle inter-company payables to your immediate parent, Kingsway America, Inc., and that a failure to complete this investment will require you to use funds from your public offering to settle these payables. Also disclose how the inter-company payable arose. Indicate the nature and amount of services provided, if any, to the registrant by Kingsway America, Inc. or KFSI. Disclose the relationship and any affiliation between Fund Management Group LLC and KFSI.

Response: The Company has made the requested disclosure throughout the Registration Statement.

Corporate Information and Relationship with Kingsway Financial Services Inc., page 5

12.	Please provide a separate caption for the last paragraph on page 6.

Response: The Company has provided the caption “Emerging Growth Company” for the last paragraph on page 6 of the Registration Statement as requested.

Risk Factors
Risks Relating to Our Company

13.
Please include a risk factor that addresses the risks resulting from the fact that most of your policyholders were acquired through the assumption of Citizens policies and that these policyholders would not ordinarily have been able to obtain insurance through a private company. Furthermore, explain the extent to which restrictive underwriting strategies and other methods of managing risks are eliminated by accepting this business. Include this risk as a bullet in the list of risks on pages 5 and 47.

Response: The Company has added a risk factor addressing the risks resulting from the fact that most policyholders were acquired through assumption of Citizens policies. The Company has made the requested disclosure regarding the extent to which its restrictive underwriting strategies are eliminated by accepting this business.

The Company respectfully submits that all of the policyholders obtained by the Company through the Citizen’s take-outs have insurance through a private insurance company via full-peril protection policies, except for the wind/hail only portion which is obtained by the Company through Citizens, and such policyholders are in the ordinary course able to obtain insurance except for wind/hail only coverage. It is accurate that homeowner’s who have full-peril protection policies through Citizens would not ordinarily have been able to obtain insurance through a private company, but the Company does not obtain such full-peril protection policies from Citizens.

14.
Please provide a separate risk factor addressing the risk posed by the lack of geographic diversification and concentration of policyholders in Louisiana. Include this risk as a bullet in the list of risks on pages 5 and 47.

Response: The Company has added a risk factor addressing the risk posed by the lack of geographic diversification and concentration of policyholders in Louisiana.

“Increased competition could adversely impact our results and growth,” page 9

15.	Please include the names of those insurers who you currently believe to be your principal competitors.

Response: The Company has included the names of those insurers who the Company considers to be its principal competitors, including ASI Lloyds, Lighthouse Property Insurance Corporation, Imperial F&C Insurance Company, Americas Insurance Company, Access Home Insurance Company, and Centauri Specialty Insurance Company.

“If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected,” page 9

16.	Please include the amount of loss reserves recorded in the first nine months of 2013 and distinguish the amount for claims incurred and reported from claims incurred but not reported.

Response: The Company has provided the requested information regarding the amount of loss reserves for claims incurred and reported and the amount of loss reserves for claims incurred but not reported.

“We face a risk of non-availability of reinsurance . . .,” page 11

17.
Please quantify the extent to which you have ceded policies to reinsurance companies. If you have not been able to reinsure your policies to the extent you would like to in order to diversify your risk, make capital available to issue additional policies and grow your business, please provide appropriate disclosure.

Response: The Company has expanded its disclosure to quantify the extent to which it has ceded policies to reinsurance companies and to indicate that such reinsurance cessions meet the Company’s needs and expectations for its reinsurance program at present.

We face a risk of non-collectability of reinsurance…., page 11

18.
Please identify the primary reinsurers you do business with and quantify the percentage of your ceded premium attributable to each reinsurer that in total represents at least the majority of ceded premium.

Response: The Company has expanded its disclosure on the primary reinsurers that the Company does business with as requested by the Staff.

“Maison Insurance is subject to an independent third party rating . . .,” page 13

19.	Please state in this risk factor both the rating that must currently be maintained by Maison Insurance and the minimum capital and surplus levels required to sustain this rating.

Response: The Company has expanded the risk factor to state both the rating that must currently be maintained by Maison Insurance and the minimum amount of capital and surplus required to sustain its rating.
Any failure on the part of our third-party policy administration processor…., page 14

20.	Please identify the policy administration processor and disclose the nature of any affiliation with the registrant.

Response: The Company has identified the policy administration processor, WaterStreet Company, and clarified that the Company has no affiliation with WaterStreet Company.

“The requirements of being a public company may strain our resources . . .,” page 14

21.	To the extent practicable, please include in this risk factor the amount of additional annual expenses you estimate you will incur once you are a public company.

Response: The Company has revised the risk factor to indicate the approximately $1.2 million of additional annual expenses that it estimates it will incur as a result of the requirements of being a public company.

“We may be unable to attract and retain qualified employees,” page 19

22.	Please include in this risk factor the name(s) and title(s) of those individual(s) whose departure could in your opinion result in a material adverse event.

Response: The Company has revised its disclosure to indicate that the departure of Doug Raucy, Chief Executive Officer of the Company, could result in a material adverse event in the Company’s opinion.

Special Note Regarding Forward-Looking Statements, page 25

23.
Please remove the portion of your first sentence that alludes to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. As you are not yet a reporting company you are not entitled to the protections afforded by these provisions and therefore making reference to them is not appropriate.

Response: The noted language has been removed.

Use of Proceeds, page 27

24.
Please be more specific in identifying the net proceeds of your offering that you expect to allocate and their uses. In particular, you should state the approximate dollar amounts you intend to spend on the following:

•	The provision of capital to Maison Insurance;

•	The formation of your new subsidiary, in the event that you opt to pursue this;

•	The expansion of your insurance products into new markets; and

•	General corporate purposes, including working capital.

Response: The Company has revised the Use of Proceeds section as requested to identify the net proceeds of the Offering that the Company expects to allocate and its uses and to state the approximate dollar amounts for such expected uses.

Capitalization, page 28

25.	Please tell us why you have included total assets and total liabilities in your capitalization table. In addition please revise the tabular disclosure to sum to a total capitalization amount.

Response: The Company has updated the capitalization table to remove the references to total assets and total liabilities and has revised the tabular disclosure to sum to a total capitalization amount of $7,193,000.

Critical Accounting Policies and Estimates, page 30

26.
Similar to your risk factor disclosure on page 13, please disclose that as a result of your election under section 107 of the JOBS Act, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company has revised its disclosure to indicate that as a result of the Company’s election under section 107 of the JOBS Act, the Company’s financial statements may not be comparable to the financial statements of companies that comply with public company effective dates.

Liquidity and Capital Resources, page 33

27.	Please disclose the drivers of the changes in your cash flows from operating, investing and financing activities.

Response: The Company has disclosed the drivers of the changes in the Company’s cash flows from operating, investing and financing activities.

Business
Our Products, page 39

28.	Please specify the respective percentages of your current outstanding policies that are comprised of homeowners insurance, manufactured home insurance and dwelling fire insurance.

Response: The Company has provided a chart on page 41 that specifies the respective percentages of its outstanding policies by type of insurance as requested by the Staff.

29.
Please indicate here, if true, that of the approximate 5,600 policies you held as of September 30th, 3,000 were assumed through Citizens with the remainder originated through independent agents. If this is not the case, please state the correct breakdown of how you obtained these policies. Further, you should update your disclosure throughout your registration statement to account for the additional 3,800 policies assumed through Citizens in December of 2013.

Response: The Company has updated its disclosure throughout the Registration Statement to account for the additional policies assumed through Citizens as of December 2013 and further to the response to Comment 28 herein, has provided a table on page 41 that specifies the respective percentages and number of its outstanding policies by how they were obtained as requested by the Staff.

Underwriting, page 41

30.
We note that one of your strategies is to expand into other geographic zones and aggregate risks by geographic zones. Please discuss your intended strategy of aggregating risks by geographic zones by disclosing which states you plan to expand into, the various steps you must take in order to make that happen and a reasonable timetable for each such state expansion. If you have not yet formulated any immediate and concrete expansion plan, please clarify.

Response: The Company has clarified that it has not yet formulated any immediate and concrete expansion plan and has expanded its disclosure regarding the states that the Company plans on expanding into, the various steps the Company must take in order to make that happen and the timing of such state expansions.

Third-Party Reinsurers, page 42

31.
Please remove the reinsurance structure displayed on page 43 and replace it with a narrative that explains in layman’s terms how your current reinsurance coverage functions with the objective of disclosing the registrant’s effective reinsurance coverage at this time.

Response: The Company has removed the reinsurance structure and replaced it with a narrative as requested by the Staff.

General, page 44

32.	Please substitute the caption “Regulation” for the caption “General”.

Response: The caption has been revised as requested by the Staff.

Securities Authorized for Issuance Under Equity Compensation Plans, page 55

33.
We note the disclosure in the second paragraph of this section. Please identify the privately held homeowners’ insurance company and indicate how the acquisition price to the company was determined. File any legal documents related to this transaction as exhibits to the registration statement. Consider relocating this disclosure to the section entitled “Certain Relationships and Related Party Transactions.”

Response: The Company has identified the privately held homeowners’ insurance company and indicated how the acquisition price to the Company was determined. The Company acknowledges the Staff’s request for legal documents related to this transaction and notes that the Company will file all legal documents relating to the transaction as exhibits to an amendment to the Registration Statement.

Principal Stockholders, page 59

34.
Please include the preferred shares to be issued to Fund Management Group LLC and attributable to Gordon Pratt on an as converted basis when calculating the amount and nature of common shares beneficially held by Mr. Pratt and all executive officers and directors as a group on an after the offering basis. Also, if these preferred shares can also be attributed to KFSI, please include them in the calculation of the amount and percentage of shares held by KFSI on an after the offering basis. Please refer to Securities and Exchange Act Rule 13d-3(d).

Response: The Company will include disclosure of the preferred shares to be issued to Fund Management Group LLC and attributable to Gordon Pratt on an as converted basis as requested by the Staff at such time as the as converted basis of the Preferred Shares can be calculated. The Company has determined that the Preferred Shares cannot be attributed to KFSI under Securities and Exchange Act Rule 13d-3(d) because Fund Management Group LLC is not affiliated with KFSI.

Preferred Stock, page 61

35.	State the title and describe the terms of the preferred stock to be issued to Fund Management Group LLC prior to the completion of the offering.

Response: Further to the response to Comment 10 herein, the Company has stated the title and described the terms of the Series A Convertible Preferred Shares to be issued to Fund Management Group LLC.

Report of Independent Registered Public Accounting Firm, page 2

36.	Please provide an accountant’s report that indicates the city and State where issued. Refer to Rule 2-02 of Regulation S-X.

Response: The city and state where the accountant’s report was issued has been provided in the Registration Statement.

Notes to Consolidated Financial Statements
2. Related Party Transactions, page 11

37.	Please revise your disclosure to define each of the services that were provided by your Parent and disclose the dollar amount of these transactions for each period. Please refer to ASC 850-10-50-1.

Response: The Company has revised its disclosure to clarify that no services were provided by Parent to the Company.

Note 9 Statutory Information, page 17

38.	Please disclose the following information:

•	The amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to guidance in ASC 944-505-50-1b.

•
The amount of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e) (3) (ii) of Regulation S-X.

Response: In Note 9, the Company has disclosed the amount of statutory capital and surplus necessary to satisfy regulatory requirements and the total amount of restricted net assets required pursuant to a special restrictive deposit as described in the Registration Statement.

Exhibits

39.
Please include the form of indemnification agreements to be entered into with directors and any employment and severance agreements entered into or to be entered into with the registrant’s named executive officers. Describe the terms of all such employment and severance agreements in the management section of the prospectus.

Response: The Company will include in an amendment to the Registration Statement the form of indemnification agreement to be entered into with directors and has included with the Registration Statement an offer letter entered into with Doug Raucy as exhibits to the Registration Statement.

* * *
In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with this revised submission.
Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Douglas N. Raucy, President and Chief Executive Officer